Exhibit 1

Share
Listed	Symbol	web site address:
TSE	CCO	www.cameco.com
NYSE	CCJ

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco to Increase Dividend in 2003

Saskatoon, Saskatchewan, Canada, December 6, 2002

Cameco Corporation announced an increase in its annual common share dividend from $0.50 to $0.60 per share. The dividend increase will take effect for shareholders of record at the end of the first quarter of 2003.

The board also declared a quarterly dividend of $0.125 (Cdn) per share, payable on January 15, 2003 to shareholders of record on December 31, 2002.

Cameco’s board of directors has consistently followed a policy of paying $0.50 per common share since the company became publicly traded in 1991. After reviewing the company’s financial position, particularly its cash flow, the board decided to amend the policy to increase the common share dividend by 20% next year.

“We are confident that Cameco’s strong cash flow will increase in the coming years, particularly with the contribution from our investment in Bruce Power,” said Bernard Michel, Cameco’s chair and chief executive officer. “This will allow us to increase our dividend to shareholders, fund our current commitments and maintain the flexibility to pursue nuclear growth opportunities in the future.”

Cameco has consistently stated that it will return surplus cash to shareholders. “We are pleased to reward Cameco’s patient shareholders by providing them with an opportunity to share in the company’s success,” said Michel.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

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For further information, please contact:

Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax:       (306) 956-6318